EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30, 2004	Year Ended June 30, 2005	Year Ended June 30, 2006	Year Ended June 30, 2007	Year Ended June 30, 2008	Six Months Ended December 31, 2008
Income (loss) from continuing operations, before income taxes	$32,233	$43,123	$(18,360)	$(37,182)	$(32,975)	$(18,112)

Fixed charges:
Interest expense	1,304	3,448	3,262	3,395	2,517	1,367
Portion of rental expense representative of interest factor	366	593	766	964	1,459	660
Amortization of deferred financing fees	137	718	840	846	846	423

Total fixed charges	$1,807	$4,759	$4,868	$5,205	$4,822	$2,450

Income (loss) from continuing operations, before income taxes plus fixed charges	$34,040	$47,882	$(13,492)	$(31,977)	$(28,153)	$(15,662)

Ratio of earnings to fixed charges (A)	18.8	10.1	(2.8)	(6.1)	(5.8)	(6.4)

Coverage deficiency	$—	$—	$18,360	$37,182	$32,975	$18,112

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense (including an estimate of the interest within rental expense) and amortization of deferred financing fees.